U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                          SEC FILE NO. 000-31047

                                                             CUSIP NO. 16938W102


(Check One):  [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR

         For Period ended:  September 30, 2004
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

CHINA ENERGY SAVINGS TECHNOLOGY, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

RIM HOLDINGS INC.
--------------------------------------------------------------------------------
Former Name if Applicable

CENTRAL PLAZA, SUITE 3203A, 32/FLOOR, 18 HARBOUR ROAD
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

HONG KONG, CHINA
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company has not been able to compile and process the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's September 30, 2004 Annual Report on Form 10-KSB by December 29, 2004, the required filing date, without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     LAI FUN SIM                      (852)                 2588-1228
-------------------------------------------------------------------------------
        (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company engaged in an acquisition of another company which resulted in a change in control of the Company and which completely changed the Company's operations from the corresponding period for the last fiscal year. The amounts of revenue, net profit, assets, liabilities and shareholder's equity will increase substantially from the corresponding period for the last fiscal year to reflect the operations of the acquired company.

                      CHINA ENERGY SAVINGS TECHNOLOGY, INC.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 29, 2004

                                        /s/ Li Sun
                                        ----------------------------------------
                                        Li Sun, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                       3